UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                        Franklin Street Properties Corp.
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                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
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                         (Title of Class of Securities)

                                    35471F102
                                 --------------
                                 (CUSIP Number)

                                Barry Silverstein
                          5111 Ocean Boulevard, Suite C
                               Sarasota, FL 34242
                                 (941) 349-9200
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       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  June 1, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |X|.

NOTE: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------
CUSIP No.  35471F102                   13D
-----------------------------------

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  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Silverstein Investments Limited Partnership III
      04-3531703
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)|_|
                                                                          (b)|X|

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  3   SEC USE ONLY


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  4   SOURCE OF FUNDS (See Instructions)

      OO
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  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           |_|

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  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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              7   SOLE VOTING POWER

                  3,128,206.86
  NUMBER OF  -------------------------------------------------------------------
   SHARES     8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH     -------------------------------------------------------------------
  REPORTING   9   SOLE DISPOSITIVE POWER
   PERSON
    WITH
             -------------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER

                  3,128,206.86
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,128,206.86
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  12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      |_|
      (See Instructions)

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.3%
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  14  TYPE OF REPORTING PERSON (See Instructions)

      PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Barry Silverstein
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)|_|
                                                                          (b)|X|

--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS (See Instructions)

      OO
--------------------------------------------------------------------------------
  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           |_|

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
              7   SOLE VOTING POWER

                  1,141,463.75
 NUMBER OF   -------------------------------------------------------------------
   SHARES     8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY        24,418.40
    EACH     -------------------------------------------------------------------
 REPORTING    9   SOLE DISPOSITIVE POWER
   PERSON
    WITH          1,141,463.75
             -------------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER

                  3,657,709.76
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,799,173.51
--------------------------------------------------------------------------------
  12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      |_|
      (See Instructions)

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.7%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON (See Instructions)

      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

      This Schedule 13D amends a Schedule 13G filed on June 11, 2003. Based on the advice of current counsel, Silverstein Investments Limited Partnership III and Mr. Silverstein are filing this Schedule 13D to amend and supplement the information as to the transactions previously reported on a Schedule 13G and to report the creation of trusts for the benefit of Barry Silverstein's children.

Item 1. Security and Issuer.

      This statement on Schedule 13D (this "Statement") relates to the common stock, par value $.0001 per share (the "Common Stock"), of Franklin Street Properties Corp., a Maryland corporation ("FSP Corp."). The principal executive offices of FSP Corp. are located at 401 Edgewater Place, Suite 200, Wakefield, MA 01880-6210.

Item 2. Identity and Background.

      Silverstein Investments Limited Partnership, III is a Delaware limited partnership with its principal business address located at 40 Harvestwood Drive, West Bridgewater, MA 02379 ("SILP III"). SILP III's principal business office is 40 Harvestwood Drive, West Bridgewater, MA 02379. The principal business of SILP III is investing in securities for its own account.

      S.B. Investment Management, Inc., a Delaware corporation, is the general partner of SILP III. The principal business address and principal business office of S.B. Investment Management, Inc. is 40 Harvestwood Drive, West Bridgewater, MA 02379. The principal business of S.B. Investment Management, Inc. is to act as the managing general partner of SILP III. Steven Blechner is the president and sole executive officer and director of S.B. Investment Management, Inc.

      Barry Silverstein is a member of the board of directors of FSP Corp. and the limited partner of SILP III. Mr. Silverstein invests for his own account. The business address of Mr. Silverstein, who is a United States citizen, is 5111 Ocean Boulevard, Suite C, Sarasota, FL 34242.

      During the past five years, none of SILP III, S.B. Investment Management, Inc. or Mr. Silverstein (together the "Reporting Persons") or Mr. Blechner has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of the Reporting Persons or Mr. Blechner was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      No funds were borrowed by the Reporting Persons or any related entity for the acquisition of FSP Common Stock.

      On June 1, 2003, FSP Corp. completed its acquisition of thirteen real estate investment trusts (collectively, the "Target REITs"), each a Delaware corporation. The acquisitions were completed pursuant to an Agreement and Plan of Merger, dated as of January 14, 2003 (the "Merger Agreement"), by and among FSP Corp. and the Target REITs.

      Upon consummation of the transactions contemplated by the Merger Agreement, each Target REIT was merged with and into FSP Corp., with FSP Corp. as the surviving corporation (the "Mergers"). Under the terms of the Merger Agreement each outstanding share of preferred stock, $0.01 par value per share ("Target Stock"), of each respective Target REIT, as of June 1, 2003, was converted into a specified number of shares of Common Stock. Under the terms of the Merger Agreement each outstanding share of common stock, $0.01 par value per share, of each respective Target REIT, as of June 1, 2003, was cancelled.

      In connection with the Mergers, FSP Corp. reserved for issuance an aggregate of approximately 25,000,091 shares of Common Stock. Based on the capitalization of FSP Corp. as of the effective date of the Mergers, the Common Stock reserved for issuance to the Target REIT stockholders represented approximately 50.3% of the outstanding shares of FSP Common Stock.

      SILP III directly owned an aggregate of 439.5 shares of Target Stock prior to the Mergers. Pursuant to the Merger Agreement, such shares of Target Stock converted into 3,031,941.36 shares of FSP Common Stock upon consummation of the Mergers. SILP III also owned 1,106,434.5 shares of Common Stock prior to the Mergers. SILP III currently owns 3,128,206.86 shares of Common Stock.

      S.B. Investment Management, Inc., as general partner of SILP III, and Mr. Blechner, as president of the general partner of SILP III, indirectly owned an aggregate of 439.5 shares of Target Stock prior to the Mergers. Pursuant to the Merger Agreement, such shares of Target Stock converted into 3,031,941.36 shares of FSP Common Stock upon consummation of the Mergers. SILP III currently owns 3,128,206.86 shares of Common Stock. S.B. Investment Management, Inc. is also the general partner of Silverstein Investments Limited Partnership II. S.B. Investment Management, Inc., as general partner, and Mr. Blechner, as president of the general partner, indirectly own the 1,010,169 shares of Common Stock held by Silverstein Investments Limited Partnership II. S.B. Investment Management, Inc. and Mr. Blechner indirectly beneficially own a total of 4,138,375.86 shares of Common Stock.

      Mr. Silverstein indirectly owned an aggregate of 601.25 shares of Target Stock prior to the Mergers. Pursuant to the Merger Agreement, such shares of Target Stock converted into 4,130,961.11 shares of FSP Common Stock upon consummation of the Mergers. Mr. Silverstein was not an officer or director of any Target REIT. Mr. Silverstein's ownership is due to his participation in the following limited partnerships:

      o SILP III, of which Mr. Silverstein is the sole limited partner, owned 4,138,375.86 shares of Common Stock after the Mergers. On September 30, 2003, SILP III distributed 1,010,169 shares of Common Stock to Mr. Silverstein, who contributed the shares to Silverstein Investments Limited Partnership II. This transfer involved no change in beneficial ownership for Mr. Silverstein as he was the sole limited partner of Silverstein Investments Limited Partnership II. On September 30, 2003, Mr. Silverstein gifted his entire interest in Silverstein Investments Limited Partnership II to, and among, four charitable lead annuity trusts for the benefit of his children. SILP III currently owns 3,128,206.86 shares of Common Stock.

      o JMB Family Limited Partnership, of which Mr. Silverstein is general partner, owned 60.75 shares of Target Stock prior to the Mergers. Pursuant to the Merger Agreement, such shares of Target Stock converted into 412,650.97 shares of Common Stock. JMB Family Limited Partnership also owned 16,978 shares of Common Stock prior to the Mergers. JMB Family Limited Partnership currently owns 429,628.97 shares of Common Stock.

      o MSTB Family Limited Partnership, of which Mr. Silverstein is general partner, owned 91 shares of Target Stock prior to the Mergers. Pursuant to the Merger Agreement, such shares of Target Stock converted into 618,123.38 shares of Common Stock. MSTB Family Limited also owned 25,466 shares of Common Stock prior to the Mergers. MSTB Family Limited Partnership currently owns 643,589.38 shares of Common Stock.

      o Silverstein Family Limited Partnership 2002, Ltd., of which Mr. Silverstein is general partner, owned 10 shares of Target Stock prior to the Mergers. Pursuant to the Merger Agreement, such shares of Target Stock converted into 68,245.4 shares of Common Stock. Silverstein Family Limited Partnership 2002, Ltd. currently owns 68,245.4 shares of Common Stock.

      o Mr. Silverstein's spouse owned 3.5 shares of Target Stock prior to the Mergers. These shares were purchased with personal funds of $350,000. Pursuant to the Merger Agreement, such shares of Target Stock converted into 24,418.40 shares of Common Stock. In addition, pursuant to the Indenture of Trust Agreement by and between Barry Silverstein, as Grantor, and Trudy Silverstein and Dennis McGillicuddy, as Trustees, dated September 22, 2003, Mrs. Silverstein is a trustee of a charitable lead annuity trust for the benefit of their dependent children. The trust owns 50% of the limited partnership interests of Silverstein Investments Limited Partnership II, which owns 1,010,169 shares of Common Stock. Mrs. Silverstein, as trustee, has no voting power and shared dispositive power over 50% of the shares of Common Stock held by Silverstein Investments Limited Partnership II. Mr. Silverstein's spouse currently beneficially owns 529,502.9 shares of Common Stock.

      All descriptions of agreements filed as exhibits to this Schedule 13D are modified by the actual terms of such agreements.

Item 4. Purpose of Transaction.

      See Item 3 above. The Reporting Persons have no present plans or proposals which relate to or would result in any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

      (a) The percentages set forth in this Item 5 are based on 49,630,338 shares of Common Stock outstanding.

      SILP III directly owns 3,128,206.86 shares of Common Stock representing approximately 6.3% of the outstanding Common Class.

      S.B. Investment Management, Inc. and Mr. Blechner indirectly own 4,138,375.86 shares of Common Stock representing approximately 8.3% of the outstanding Common Class.

      Mr. Silverstein indirectly owns 4,799,173.51 shares of Common Stock representing approximately 9.7% of the outstanding FSP Common Stock.

      (b) SILP III has sole voting power with respect to its 3,128,206.86 shares of Common Stock.

      S.B. Investment Management, Inc. and Mr. Blechner have sole voting and shared dispositive power with respect to 4,138,375.86 shares of Common Stock.

      Mr. Silverstein has sole voting power and sole dispositive power with respect to 1,141,463.75 shares of Common Stock. He has shared dispositive power and no voting power with respect to 3,128,206.86 shares of Common Stock. Mr. Silverstein may share voting power of 24,418.40 shares of Common Stock beneficially owned by his wife and dispositive power of 529,502.9 shares of Common Stock beneficially held by his wife.

      (c) Except as described in this Schedule 13D, there have been no transactions since June 11, 2003.

      (d) Various persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Persons. Of such persons, S.B. Investment Management, Inc., as the general partner of Silverstein Investments Limited Partnership, II and SILP III, has the power to direct the receipt of dividends or the proceeds from the sale of shares of Common Stock beneficially owned by the Reporting Persons in excess of 5% of the outstanding shares of Common Stock.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      Pursuant to the Indenture of Trust Agreement by and between Barry Silverstein, as Grantor, and Trudy Silverstein and Dennis McGillicuddy, as Trustees, dated September 22, 2003, and the Indenture of Trust Agreements by and between Barry Silverstein, as Grantor, and Mark Shale Silverstein and Dennis McGillicuddy, as Trustees, dated September 22, 2003, Mr. McGillicuddy is a trustee of four charitable lead annuity trusts for the benefit of Mr. Silverstein's children. The trusts own, in the aggregate, 100% of the limited partnership interests of Silverstein Investments Limited Partnership II, which owns 1,010,169 shares of Common Stock. Mr. McGillicuddy, as trustee, has no voting power and shared dispositive power over the shares of Common Stock held by Silverstein Investments Limited Partnership II.

      Except as discussed in this Schedule 13D, none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer and none of the securities as to which this Statement relates is pledged or is otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

      Although Mr. McGillicuddy, also a director of FSP Corp., and Mr. Silverstein have had various long-term business relationships with each other, there is no understanding or agreement between Messrs. McGillicuddy and Silverstein as to voting or disposition of the Common Stock. Mr. Silverstein disclaims the existence of a Section 13 group between himself and Mr. McGillicuddy.

Item 7. Material to be Filed as Exhibits.

      Exhibit 1 Joint Filing Agreement by and between Silverstein Investments Limited Partnership, III and Barry Silverstein, dated June 24, 2004

      Exhibit 2   Agreement and Plan of Merger among Franklin Street
                  Properties Corp. and thirteen real estate investment trusts, dated as of January 14, 2003, which is incorporated herein by reference to Exhibit 2.1 of Franklin Street Properties Corp.'s Report on Form 8-K filed on January 15, 2003

      Exhibit 3 Limited Partnership Agreement of Silverstein Investments Limited Partnership, III, dated as of September 28, 2000

      Exhibit 4 Limited Partnership Agreement of Silverstein Investments Limited Partnership, II, dated November 22, 1999, as amended on September 16, 2003 and June 24, 2004

      Exhibit 5 Limited Partnership Agreement of JMB Family Limited Partnership, dated May 23, 2001

      Exhibit 6 Limited Partnership Agreement of MSTB Family Limited Partnership, dated May 23, 2001

      Exhibit 7 Limited Partnership Agreement of Silverstein Family Limited Partnership 2002, Ltd., dated May 17, 2002

      Exhibit 8 Indenture of Trust for the JM Silverstein 2003 CLAT by and between Barry Silverstein, Trudy Silverstein and Dennis McGillicuddy, dated September 22, 2003

      Exhibit 9 Indenture of Trust for the Mark S. Silverstein 2003 CLAT by and between Barry Silverstein, Mark Shale Silverstein and Dennis McGillicuddy, dated September 22, 2003

      Exhibit 10 Indenture of Trust for the Susan S. Potter 2003 CLAT by and between Barry Silverstein, Mark Shale Silverstein and Dennis McGillicuddy, dated September 22, 2003

      Exhibit 11 Indenture of Trust for the Thomas Benjamin Silverstein 2003 CLAT by and between Barry Silverstein, Mark Shale Silverstein and Dennis McGillicuddy, dated September 22, 2003

                                   SIGNATURES

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: June 24, 2004


                                By: /s/ Barry Silverstein
                                    --------------------------------
                                    Barry Silverstein



                                SILVERSTEIN INVESTMENTS LIMITED PARTNERSHIP III

                                S.B. Investment Management, Inc. General Partner


                                By: /s/ Steven Blechner
                                    --------------------------------
                                    Steven Blechner
                                    President, S.B. Investment Management, Inc.